Exhibit 24.2

POWER OF ATTORNEY

Michael Barnes constituted and appointed J. Braxton Carter as his true and lawful attorney-in-fact, with full power to execute the Form S-4 on his behalf as a director of MetroPCS Communications, Inc. as follows:

Subject: Power of Attorney for Form S-4 Filing

This is to authorize Braxton Carter as my Power of Attorney on this matter.

/s/ Mike Barnes